[redacted]

14049061

SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2014
WASH, D.C.
189
SECTION

* mk

' STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Chartered Securities (North America) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen 201-706-5643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 3/31/14

OATH OR AFFIRMATION

I Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Chartered Securities (North America) Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

MERRILEE H. CICHY
Notary Public, State of New York
No. 01CI6115607
Qualified in New York County
Commission Expires September 13, 2016

Signature

Director of Financial Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Standard Chartered Securities (North America) Inc.

Statement of Financial Condition
December 31, 2013

Page(s)

MAZARS

WeiserMazars

Independent Auditors' Report

To the Stockholder of
Standard Chartered Securities (North America), Inc.

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America), Inc. as of December 31, 2013 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MAZARS

WeiserMazars

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 28, 2014

Standard Chartered Securities (North America) Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	17,637,960
Due from clearing broker		469
Accounts receivable		603,437
Due from related parties		2,130,783
Deposit with clearing broker		100,020
Other assets		6,796
Total assets	$	20,479,465
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	135,875
Due to related parties		1,885,293
Income taxes payable		4,322,763
Total liabilities		6,343,931
Stockholder's equity		
Common stock, $0.01 par value, 1,500 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		1,277,180
Retained earnings		12,858,344
Total stockholder's equity		14,135,534
Total liabilities and stockholder's equity	$	20,479,465

The accompanying notes are integral part of these financial statements.

1. Organization and Nature of Business

Standard Chartered Securities (North America) Inc. (the "Company"), a wholly-owned subsidiary of Standard Chartered Bank (the "Parent") of the United Kingdom, is a Delaware corporation and an agency broker registered with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority. The Company was incorporated on August 12, 2008.

The Company was formed upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a U.S. based broker-dealer.

The Company focuses primarily on sales of Asia, Africa and the Middle East debt and equity products to U.S. investors.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States.

Accounts Receivable

The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2013 are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Advisory Fee and Research Income

Advisory fees consist of retainer fees which are recognized monthly over the term of the agreement and success fees are recognized upon completion of a deal. Income from research activities is recognized when the service is delivered.

Cash

The Company maintains its cash balances in various financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash balance.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

3. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customers' accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company clears its customer's domestic transactions through a brokerage firm on a fully-disclosed basis. The fully-disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $100,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully-disclosed correspondent/clearing agreement.

4. Related Party Transactions

The Company receives commission income and pays brokerage and transfer pricing fees from and to related parties. The receivable due from these related parties are approximately $2,131,000 as of December 31, 2013. Approximately $1,715,000 is due to these related parties for brokerage and transfer pricing fees as of December 31, 2013.

The Company has an expense sharing agreement with subsidiaries of the Parent. Under the agreement, the related companies provide the Company with office facilities and other general and administrative support in exchange for monthly fees. The monthly fees are based on an allocation of the related companies' expenses.

The Company has a license agreement (the "License Agreement") with a subsidiary of the Parent (the "Licensor") to use the Standard Chartered brand. Royalty fees are calculated based on 0.59% of "Total Operating Income", as defined in Schedule 1 of the license agreement, until November 28, 2015. As of December 31, 2013, approximately $146,000

of royalty fees are payable to the Licensor and are included in due to related parties in the accompanying statement of financial condition.

Additionally, at December 31, 2013, approximately $24,000 is due to related parties, of which $19,000 is for cash collected for expense reimbursements.

The Company maintains a cash account with an affiliated bank. At December 31, 2013, the balance in the account was approximately $623,000.

5. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2013, the Company's net capital under the Rule was $11,503,075, which exceeded the minimum requirements of $250,000 by $11,253,075.

6. Income Taxes

The Company adopted the general accounting principle regarding uncertain tax positions. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2013, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

At December 31, 2013, the Company's income tax returns for the years 2010, 2011 and 2012 are subject to examination by the tax authorities.

7. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

8. Subsequent Events

The Company has evaluated subsequent events through February 28, 2014, the date the financial statements were available for issuance. No subsequent events were noted through this date.